UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________
SCHEDULE TO
_____________
TENDEROFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________

COMMUNITY BANKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Community Banks, Inc. Common Stock, Par Value $5.00 Per Share
(Title of Class of Securities)

203628102
(CUSIP Number of Class of Securities of Underlying Common Stock)
______________

Eddie L. Dunklebarger
President, Chairman and Chief Executive Officer
Community Banks, Inc.
777 East Park Drive
Harrisburg, Pennsylvania 17111
(717) 920-5800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mary Alice Busby Mette, Evans & Woodside 1105 Berkshire Blvd., Suite 320 Wyomissing, PA 19610 (610) 374-1135	Joanne R. Soslow Morgan Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 (215) 963-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,484,799	$444.68

*	The transaction value shown is solely for the purpose of calculating the filing fee. The transaction value calculation assumes the maximum aggregate amount to be paid by Community Banks, Inc. in connection with the offer to purchase all currently outstanding options to purchase Community common stock described herein. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is based on the product of (a) the value of such options, calculated based on $34.00 per share of Community common stock underlying such options multiplied by the number of shares of Community common stock underlying all of the outstanding options to purchase Community common stock described herein (1,338,825), minus the cash consideration payable by the option holders for such Community shares upon exercise, and (b) $30.70 for each $1,000,000 of the value of the transaction.

    This Tender Offer Statement on Schedule TO is being filed by Community Banks, Inc. (“Community” or the “Company”) pursuant to section 13(e)(1) of the Securities Exchange Act of 1934, as amended, solely in the event the cash election right described herein and in the attached exhibits is deemed to be a tender offer within the meaning of such section. By making this filing, Community is not acknowledging that such cash election right constitutes a tender offer within the meaning of section 14(d)(1) or an issuer tender offer within the meaning of Rule 13e-4.

ITEM 1.   Summary Term Sheet

    The bullet information contained in the section “Summary of Material Terms of Cash Election Right” beginning on the first page of the Notice Letter attached as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.  Subject Company Information

    (a)  The name of the issuer is Community Banks, Inc., a Pennsylvania corporation. The address of Community’s principal executive offices is 777 East Park Drive, Harrisburg, Pennsylvania17111, and its telephone number is (717) 920-5800.
    (b)  As of October 1, 2007, there were 1,338,825 outstanding options to purchase Community common stock, par value $5.00 per share, issued under the various stock option plans maintained by Community.

    (c)  There is no public trading market for the Community options. However, Community common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CMTY.”  The information regarding Community common stock contained in the section entitled “MARKET PRICES AND DIVIDEND INFORMATION” on page 87 of the Joint Proxy Statement/Prospectus dated August 10, 2007, filed with the Securities and Exchange Commission by Susquehanna Bancshares, Inc. pursuant to Rule 424(b)(3) on August 13, 2007 and attached as Exhibit (a)(5), is incorporated herein by this reference.

 ITEM 3.    Identity and Background of Filing Person

    The information set forth in Item 2(a) above is reiterated in response to this Item. Community is both the subject company and the filing person. The names and addresses of Community’s directors and executive officers are as follows:

Directors

∙	Ronald E. Boyer Alvord Polk Tool Company 125 Gearhart Street Millersburg, PA17061	Scott J. Newkam 1134 Quail Hollow Road Hummelstown, PA17036	James A. Ulsh Mette, Evans & Woodside 3401 N. Front Street Harrisburg, PA17110

∙	Sandra J. Bricker Hearthstone Manor 1125 Birch Road Lebanon, PA 17042-9123	Melvin Pankuch 58 Heister Avenue New Holland, PA17557	Dale M. Weaver 268 Chicory Court New Holland, PA17557

∙	Peter DeSoto Metal Industries P.O. Box 370 Gratz, PA 17030	Robert W. Rissinger Engle-Rissinger Auto Group 1661 N. River Road - Rt. 147 Millersburg, PA17061	Glenn H. Weaver P.O. Box 190 Blue Ball, PA 17506

∙	Eddie L. Dunklebarger President, Chairman and Chief Executive Officer Community Banks, Inc. 777 East Park Drive Harrisburg, PA 17111	Christine Sears Penn National Insurance 2 Second Street Harrisburg, PA 17101	Robert K. Weaver Keystone Custom Homes, Inc. 227 Granite Run Drive, Suite 100 Lancaster, PA 17601

∙	Aaron S. Kurtz P.O. Box 286 New Holland, PA 17557	Allen Shaffer 420 Summers Road Millersburg, PA 17061

Executive Officers

∙	Eddie L. Dunklebarger (see above)	Robert W. Lawley Executive VP - Operations Community Banks, Inc. 777 East Park Drive Harrisburg, PA17111	Jeffrey M. Seibert Executive VP - Banking Services Community Banks, Inc. 777 East Park Drive Harrisburg, PA 17111

∙	Donald F. Holt Executive VP - Finance Community Banks, Inc. 777 East Park Drive Harrisburg, PA 17111	Anthony N. Leo Executive VP - Financial Services Community Banks, Inc. 777 East Park Drive Harrisburg, PA 17111

ITEM 4.    Terms of the Transaction

    (a)(1)(i)  The information contained in the section entitled “Community Options” in the Additional Information Regarding the Cash Election Right attached as Exhibit (a)(2) (“Additional Information”) is incorporated herein by reference.

    (a)(1)(ii)  The information contained in the second paragraph of the Notice Letter and the information set forth as the answer to the question “What will I receive if I exercise the cash election right?” in the section entitled “Questions and Answers About Election Right” in the Additional Information are incorporated herein by reference.

    (a)(1)(iii)  The information contained in the first, third and fifth paragraphs of the Notice Letter and the information set forth in the section entitled “Questions and Answers About Election Right” in the Additional Information are incorporated herein by reference.

    (a)(1)(iv)  Not applicable.

    (a)(1)(v)  The cash election right will not be extended beyond the expiration date of the cash election period.

    (a)(1)(vi)  The information set forth as the answer to the question “Can I cancel a cash election?” in the section entitled “Questions and Answers About Election Right” in the Additional Information is incorporated herein by reference.  Option holders may cancel their cash election at any time during the period October 16, 2007 through November 14, 2007.  This is the cash election period.  The cancellation notice must be received by Community no later than 5:00 p.m. Harrisburg, Pennsylvania time on November 14, 2007.

    (a)(1)(vii)  The information contained in the fifth paragraph of the Notice Letter and the information set forth as the answers to the following questions in the section entitled “Questions and Answers About Election Right” in the Additional Information are incorporated herein by reference: “Where should I send the cancellation agreement?”  “What is the deadline for exercising my cash election right?” “Can I cancel a cash election?”

    (a)(1)(viii)  The information set forth as the answers to the questions “Where should I send the cancellation agreement?” and “What is the deadline for exercising my cash election right?” in the section entitled “Questions and Answers About Election Right” and the information set forth in the section entitled “Payment and Calculation of Cash Amount” in the Additional Information are incorporated herein by reference.

    (a)(1)(ix)  Not applicable.

    (a)(1)(x)  Not applicable.

    (a)(1)(xi)  The information set forth in the section entitled “Accounting Treatment” in the Additional Information is incorporated herein by reference.

    (a)(1)(xii)  The information set forth as the answers to the questions “What are the U.S. federal income tax consequences of making a cash election?” and “What are the U.S. federal income tax consequences of not making a cash election?” in the section entitled “Questions and Answers About Election Right” and the information set forth in the section entitled “Certain Material Federal Income Tax Consequences” in the Additional Information are incorporated herein by reference.

    (a)(2)  Not applicable.

    (b)  The information set forth in the section entitled “Interests of Directors, Officers and Others” in the Additional Information is incorporated herein by reference.

ITEM 5.  Past Contracts, Transactions, Negotiations and Agreements

    The information set forth in the section entitled “Interests of Directors, Officers and Others” in the Additional Information is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals

    (a)  The information contained in the first paragraph of the Notice Letter and the information set forth as the answer to the question “Why is Community providing me this cash election right?” in the section entitled “Questions and Answers About Election Right” in the Additional Information are incorporated herein by reference.

    (b)  The information contained in the first paragraph of the Notice Letter and the information set forth as the answer to the question “Why is Community providing me this cash election right?” in the section entitled “Questions and Answers About Election Right” in the Additional Information are incorporated herein by reference.

    (c)  The information set forth in the section entitled “Other Plans or Proposals” in the Additional Information is incorporated herein by reference.  Additionally, the information contained in the section of the Joint Proxy Statement/Prospectus entitled “THE MERGER,” on pages 33 - 79, is incorporated herein by reference.

ITEM 7.    Source and Amount of Funds or Other Consideration

    The information set forth in the section entitled “Community Options” and the information set forth as the answer to the question “Where is the cash payment coming from?” in the section entitled “Questions and Answers About the Cash Election Right” in the Additional Information are incorporated herein by reference.  There are no financing conditions and no funds will be borrowed to pay for any options with respect to which the cash election is made.

 ITEM 8.    Interest in Securities of the Subject Company

    (a)  The information set forth in the section entitled “Interests of Directors, Officers and Others” in the Additional Information is incorporated herein by reference.  Additionally, the information contained in the section of the Joint Proxy Statement/Prospectus entitled “Interests of Certain Persons in the Merger,” on page 60 - 66, is incorporated herein by reference.

    (b)  The information set forth in the section entitled “Interests of Directors, Officers and Others” in the Additional Information is incorporated herein by reference.

 ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used

    Not applicable.

 ITEM 10.    Financial Statements

    Not applicable.

 ITEM 11.    Additional Information

    The information set forth in the section entitled “Interests of Directors, Officers and Others” in the Additional Information is incorporated herein by reference.  Additionally, the information contained in the section of the Joint Proxy Statement/Prospectus entitled “Interests of Certain Persons in the Merger”, on pages 60-66, is incorporated herein by reference.

ITEM 12.    Exhibits

    (a)(1)  Notice Letter dated October 16, 2007

    (a)(2)  Additional Information Regarding the Cash Election Right

    (a)(3)  Stock Option Cancellation Agreement, with Form of Optionee Statement

    (a)(4)  Notice of Cancellation of Cash Election

    (a)(5)   Joint Proxy Statement/Prospectus, dated August 10, 2007 (incorporated by reference to the Joint Proxy Statement/Prospectus filed by Susquehanna Bancshares, Inc with the Securities and Exchange Commission, pursuant to Rule 424(b)(3), on August 13, 2007)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY BANKS, INC.

By:       /s/ Eddie L. Dunklebarger

Eddie L. Dunklebarger, President, Chairman

and Chief Executive Officer

October 16, 2007

Date

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Notice Letter dated October 16, 2007

(a)(2)	Additional Information Regarding the Cash Election Right

(a)(3)	Stock Option Cancellation Agreement, with Form of Optionee Statement

(a)(4)	Notice of Cancellation of Cash Election

(a)(5)
Joint Proxy Statement/Prospectus dated August 10, 2007 (incorporated by reference to the Joint Proxy Statement/Prospectus filed by Susquehanna Bancshares, Inc with the Securities and Exchange Commission, pursuant to Rule 424(b)(3), on August 13, 2007)